Chaia Mount Vernon
Profit & Loss
January through June 2021

	Jan - Jun 21
Ordinary Income/Expense	
Income	
4100 · Sales	
4110 · Food	160,291.59
4120 · NA Beverage	18.00
4130 · Beer	43.00
4135 · Cocktails	3,842.00
4140 · Wine	12.00
4150 · Catering	
4151 · Food	7,079.00
4152 · NA Beverage	35.00
4154 · Merch	6.00
Total 4150 · Catering	7,120.00
4160 · Event	
4161 · Food & Beverage	535.76
Total 4160 · Event	535.76
4170 · Merchandise	393.00
4190 · Delivery Fee	3,115.48
4199 · Food sales- Interco	5,781.57
Total 4100 · Sales	181,152.40
4999 · Refunds	631.54
Total Income	181,783.94
Cost of Goods Sold	
5100 · Cost of Goods Sold	
5110 · Food COGS	55,822.64
5120 · NA Beverage COGS	460.15
5130 · Beer COGS	172.01
5135 · Liquor COGS	1,778.94
5140 · Wine COGS	662.33
5180 · Shipping & Delivery	392.26
7110 · Packaging	15,005.96
7814 · 3rd Party Fees & Commissions	4,424.31
Total 5100 · Cost of Goods Sold	78,718.60
Total COGS	78,718.60
Gross Profit	103,065.34
Expense	
6000 · Employee Related	
6010 · Salaries & Wages	
6011 · Manager Gross Wages	18,270.87
6012 · FOH Gross Wages	927.85
6013 · BOH Gross Wages	42,620.39
6015 · Event Gross Wages	51.00
Total 6010 · Salaries & Wages	61,870.11
6100 · Payroll Taxes	
6101 · Employer FICA	5,568.42
6102 · FUTA	234.61
6103 · SUI	1,364.76
6104 · DC Family Leave	451.33
Total 6100 · Payroll Taxes	7,619.12
6200 · Workers Comp Insurance	745.69
6500 · Payroll Processing	5,474.52
Total 6000 · Employee Related	75,709.44

Chaia Mount Vernon
Profit & Loss
January through June 2021

	Jan - Jun 21
7000 · Operating Expenses	
7100 · Direct Operating	
7111 · Supplies	4,065.63
7112 · Equipment Rental	549.02
7113 · Decorations & Music	76.32
7114 · Linens	2,302.03
7116 · Uniforms & Cleaning	950.00
7117 · Taxes & Licenses	1,447.76
7100 · Direct Operating - Other	738.08
Total 7100 · Direct Operating	10,128.84
7200 · Advertising & Marketing	
7210 · Advertising	638.76
7220 · Marketing	2,496.38
7250 · Promos and Discounts	3,526.01
Total 7200 · Advertising & Marketing	6,661.15
7300 · General and Admin Expenses	
7310 · Bank Charges	117.60
7311 · Dues & Subscriptions	200.00
7313 · Office Expenses	1,513.70
7314 · Parking	308.00
7315 · Stationery & Printing	1,410.75
7316 · Exterminator	1,053.24
7320 · Sales (or Beverage) Taxes	12.34
7300 · General and Admin Expenses - Other	1,043.53
Total 7300 · General and Admin Expenses	5,659.16
7400 · Professional Services	
7410 · Accounting	7,695.00
Total 7400 · Professional Services	7,695.00
7500 · Repair & Maintenance	6,719.51
7600 · Utilities	
7610 · Electricity	6,544.30
7620 · Water	1,487.68
7630 · Trash	756.81
7640 · Gas	1,812.64
7650 · Internet	2,082.96
7600 · Utilities - Other	30.00
Total 7600 · Utilities	12,714.39
7700 · Occupancy	
7710 · Rent or Lease	63,799.98
7720 · Trash Removal	1,747.32
7730 · Insurance	4,203.48
7740 · Real Estate Taxes	15,427.08
7750 · CAM	10,418.82
Total 7700 · Occupancy	95,596.68
7800 · Selling Expenses	
7811 · Commissions & fees	44.43
7813 · Credit Card Processing	5,265.86
7815 · POS	1,194.07
7800 · Selling Expenses - Other	35.20
Total 7800 · Selling Expenses	6,539.56
Total 7000 · Operating Expenses	151,714.29
Total Expense	227,423.73
Net Ordinary Income	-124,358.39

Chaia Mount Vernon
Profit & Loss
January through June 2021

	Jan - Jun 21
Other Income/Expense	
Other Income	
4800 · COVID-19 Grants	7,500.00
9210 · SBA Loan Payment Abatement	19,300.15
9266 · ERTC Credits	5,673.49
9277 · COVID tips	30.69
Total Other Income	32,504.33
Other Expense	
8000 · Non-Operating Expenses	
8100 · Interest Expense	8,910.53
8200 · Depreciation	39,681.48
8300 · Amortization	3,147.00
8400 · Corporate Expenses	
8410 · Travel & Entertainment	26.50
8420 · Meals	55.00
8430 · Management Fee	15,000.00
Total 8400 · Corporate Expenses	15,081.50
Total 8000 · Non-Operating Expenses	66,820.51
8600 · Prior Period Expense	-31,268.03
Total Other Expense	35,552.48
Net Other Income	-3,048.15
Net Income	**-127,406.54**